冠軍科技集團
CHAMPION TECHNOLOGY

02 MAY -8 AM 10:47

02028887

22 April 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

for Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in the Bermuda with limited liability)
(the "Company")

CHANGE OF DOMICILE REORGANISATION OF SHARE CAPITAL AND CHANGE IN THE BOARD LOT SIZE

This announcement sets out the timetable for parallel trading, information on free exchange of share certificates and odd lot trading arrangement of shares of the Company together with adjustment of the subscription price under the Warrants upon the implementation of the Capital Reorganisation.

Reference is made to the announcement of the Company dated 11 February 2002 (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined.

CHANGE OF DOMICILE AND REGISTERED OFFICE

The directors of the Company announced that the domicile of the Company has been changed from the Cayman Islands to Bermuda on 11 April 2002. On the same day, the registered office of the Company was changed to Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CAPITAL REORGANISATION

The Capital Reorganisation is expected to become effective on 4 May 2002. Accordingly, the expected timetable for trading in the shares of the Company, exchange of share certificates and odd lot trading arrangement is as follows:

	2002
Dealings in New Shares (in the form of existing share certificates which are pink in colour) commence	9:30 a.m. on 6 May
Original counter for trading in board lots of 50,000 Existing Shares closes	9:30 a.m. on 6 May
Temporary counter for trading in board lots of 2,000 New Shares (in the form of existing share certificates) opens	9:30 a.m. on 6 May
First day for free exchange of existing share certificates (which are pink in colour) for new share certificates (which will be grey in colour)	6 May
First day of operation of odd lots trading facility	6 May
Original counter for trading in board lots of 2,000 New Shares (in the form of new share certificates) opens	9:30 a.m. on 21 May
Parallel trading commences	9:30 a.m. on 21 May
Temporary counter for trading in board lots of 2,000 New Shares (in the form of existing share certificates) closes	4:00 p.m. on 11 June
Parallel trading ceases	4:00 p.m. on 11 June
Last day of operation of odd lot trading facility	4:00 p.m. on 11 June
Latest time for free exchange of existing share certificates for new share certificates	4:00 p.m. on 14 June

Free exchange of share certificates

Certificates for the Existing Shares can be submitted to the Company's Hong Kong branch share registrars, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong (the "Registrar"), in exchange for new certificates for the New Shares free of charge during the period from 6 May 2002 to 4:00 p.m. on 14 June 2002, both days inclusive.

Odd lot trading arrangement

In order to facilitate the trading of odd lots of New Shares, the Company has appointed Pacific Challenge Securities Limited, an independent third party not connected with the directors, chief executive, substantial shareholders of the Company, any of its subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), to provide a "matching service" to those shareholders who wish to top-up or sell their holding of odd lots of New Shares during the period from 6 May 2002 to 11 June 2002, both dates inclusive. To make use of this facility, shareholders may contact Mr. Percy Lau of Pacific Challenge Securities Limited at 10th Floor, COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong (Tel: 2970-8722) during such period. Shareholders should note that successful matching of the sale and purchase of odd lots of New Shares is not guaranteed.

ADJUSTMENT OF SUBSCRIPTION PRICE UNDER THE EXISTING WARRANTS

In accordance with the terms of the Warrants, the subscription price will, based on the advice of the Company's auditors, be adjusted from HK$0.118 per Existing Share to HK$2.95 per New Share, subject to adjustment, with effect from the close of business in Hong Kong on the day immediately preceding the date on which the Capital Reorganisation becomes effective, which is expected to be on 3 May 2002.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 18 April 2002